                       SECURITIES AND EXCHANGE COMMISSION,

                             WASHINGTON, D.C. 20549

                                   -----------

                                   SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                WINTHROP CALIFORNIA INVESTORS LIMITED PARTNERSHIP

                -------------------------------------------------
                        (Name of Subject Company (Issuer)

                          QUADRANGLE ASSOCIATES III LLC

                -------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))


                            LIMITED PARTNERSHIP UNITS

                -------------------------------------------------
                           (Title of Class Securities)

                                      None

                -------------------------------------------------
                       (CUSIP Number of Class Securities)

                          -----------------------------
                                 PETER BRAVERMAN
                          QUADRANGLE ASSOCIATES III LLC
                                7 BULFINCH PLACE
                                    SUITE 500
                                BOSTON, MA 02114
                                 (617) 570-4600

                                  -------------

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                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation*     $2,361,800         Amount of Filing Fee       $463.10
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 964 units of limited partnership interest of the subject partnership for $2,450 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[X]  Check the box if any part of the fee is offset as provided by Rule 0- 11
     (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 463.10               Filing Party: Quadrangle Associates
                                                           III LLC
Form or Registration No.: Schedule TO        Date Filed: February 12, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [ ] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

         This Amendment No. 2 amends the Tender Offer Statement on Schedule TO (the "Statement") of Quadrangle Associates III LLC ("Quadrangle"), Bulfinch Group LLC ("Bulfinch"), WIN Manager Corp., and Michael L. Ashner filed with the Securities and Exchange Commission on February 12, 2004, as amended by Amendment No. 1 to Schedule TO ("Amendment No. 1") filed with the Securities and Exchange Commission on March 9, 2004, relating to an offer to purchase units of limited partnership interest ("Units") of Winthrop California Investors Limited Partnership (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated February12, 2004 (the "Offer to Purchase") and the related Letter of Transmittal..

         The Statement is amended to replace Exhibit (a)(3) as annexed to Amendment No. 1 with Exhibit (a)(3) annexed hereto as the previously filed Exhibit (a)(3) was incomplete in that it omitted the Balance Sheet of Quadrangle

ITEM 12 EXHIBITS.

         Item 12 of the Statement is supplemented as follows:

         (a)(3)            Supplement No. 1 to Offer to Purchase


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            QUADRANGLE ASSOCIATES III LLC

                                            By:  WIN Manager Corp.
                                                 Manager


                                                 By /s/ Peter Braverman
                                                   ---------------------
                                                        Peter Braverman
                                                        Executive Vice President



Dated:  March 12, 2004






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                                  Exhibit Index
                                  -------------

         Exhibit No.
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         (a)(3)            Supplement No. 1 to Offer to Purchase, dated March 9,
                           2004.